TRAILMARK INC.

FINANCIAL STATEMENTS AND SUPPLEMENTAL INFORMATION

For the Year Ended December 31, 2024

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL REPORTS
FORM X-17A-5
PART III

SEC FILE NUMBER

8-52864

FACING PAGE

Information Required Pursuant to Rules 17a-5, 17a-12, and 18a-7 under the Securities Exchange Act of 1934

FILING FOR THE PERIOD BEGINNING __01/01/24__ AND ENDING __12/31/24__
                                       MM/DD/YY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF FIRM: **Trailmark Inc.**

TYPE OF REGISTRANT (check all applicable boxes):
- ☑ Broker-dealer   ☐ Security-based swap dealer   ☐ Major security-based swap participant
- ☐ Check here if respondent is also an OTC derivatives dealer

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use a P.O. box no.)

3355 Lenox RD NE STE 805

(No. and Street)

Atlanta	**GA**	**30326**
(City)	(State)	(Zip Code)

PERSON TO CONTACT WITH REGARD TO THIS FILING

Bruce Williamson	**404-900-5501**	**bwilliamson@trailmark.com**
(Name)	(Area Code – Telephone Number)	(Email Address)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose reports are contained in this filing*

AGL CPA Group, LLC

(Name – if individual, state last, first, and middle name)

1870 Buford Hwy STE 100	**Duluth**	**GA**	**30097**
(Address)	(City)	(State)	(Zip Code)

05/19/2009	3488
(Date of Registration with PCAOB)(if applicable)	(PCAOB Registration Number, if applicable)

FOR OFFICIAL USE ONLY

---

* Claims for exemption from the requirement that the annual reports be covered by the reports of an independent public
  accountant must be supported by a statement of facts and circumstances relied on as the basis of the exemption. See 17
  CFR 240.17a-5(e)(1)(ii), if applicable.

**Persons who are to respond to the collection of information contained in this form are not required to respond unless the form
displays a currently valid OMB control number.**

OATH OR AFFIRMATION

I, Bruce Williamson, swear (or affirm) that, to the best of my knowledge and belief, the financial report pertaining to the firm of Trailmark Inc., as of 12/31, 2024, is true and correct. I further swear (or affirm) that neither the company nor any partner, officer, director, or equivalent person, as the case may be, has any proprietary interest in any account classified solely as that of a customer.

Signature: Bruce A. Williamson

Digitally signed by Bruce A. Williamson DN: cn=Bruce A. Williamson, o=Trailmark Inc, ou, email=bwilliamson@trailmark.com, c=US Date: 2025.03.31 23:12:53 -04'00'

Title: CFO

Notary Public

JENNIFER HAMMOCK NOTARY PUBLIC OCONEE COUNTY, GEORGIA MY COMMISSION EXPIRES 8/30/2027

This filing contains (check all applicable boxes):**

- ☒ (a) Statement of financial condition.
- ☐ (b) Notes to consolidated statement of financial condition.
- ☐ (c) Statement of income (loss) or, if there is other comprehensive income in the period(s) presented, a statement of comprehensive income (as defined in § 210.1-02 of Regulation S-X).
- ☐ (d) Statement of cash flows.
- ☐ (e) Statement of changes in stockholders' or partners' or sole proprietor's equity.
- ☐ (f) Statement of changes in liabilities subordinated to claims of creditors.
- ☐ (g) Notes to consolidated financial statements.
- ☐ (h) Computation of net capital under 17 CFR 240.15c3-1 or 17 CFR 240.18a-1, as applicable.
- ☐ (i) Computation of tangible net worth under 17 CFR 240.18a-2.
- ☐ (j) Computation for determination of customer reserve requirements pursuant to Exhibit A to 17 CFR 240.15c3-3.
- ☐ (k) Computation for determination of security-based swap reserve requirements pursuant to Exhibit B to 17 CFR 240.15c3-3 or Exhibit A to 17 CFR 240.18a-4, as applicable.
- ☐ (l) Computation for Determination of PAB Requirements under Exhibit A to § 240.15c3-3.
- ☐ (m) Information relating to possession or control requirements for customers under 17 CFR 240.15c3-3.
- ☐ (n) Information relating to possession or control requirements for security-based swap customers under 17 CFR 240.15c3-3(p)(2) or 17 CFR 240.18a-4, as applicable.
- ☐ (o) Reconciliations, including appropriate explanations, of the FOCUS Report with computation of net capital or tangible net worth under 17 CFR 240.15c3-1, 17 CFR 240.18a-1, or 17 CFR 240.18a-2, as applicable, and the reserve requirements under 17 CFR 240.15c3-3 or 17 CFR 240.18a-4, as applicable, if material differences exist, or a statement that no material differences exist.
- ☐ (p) Summary of financial data for subsidiaries not consolidated in the statement of financial condition.
- ☒ (q) Oath or affirmation in accordance with 17 CFR 240.17a-5, 17 CFR 240.17a-12, or 17 CFR 240.18a-7, as applicable.
- ☐ (r) Compliance report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (s) Exemption report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (t) Independent public accountant's report based on an examination of the statement of financial condition.
- ☐ (u) Independent public accountant's report based on an examination of the financial report or financial statements under 17 CFR 240.17a-5, 17 CFR 240.18a-7, or 17 CFR 240.17a-12, as applicable.
- ☐ (v) Independent public accountant's report based on an examination of certain statements in the compliance report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (w) Independent public accountant's report based on a review of the exemption report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (x) Supplemental reports on applying agreed-upon procedures, in accordance with 17 CFR 240.15c3-1e or 17 CFR 240.17a-12, as applicable.
- ☐ (y) Report describing any material inadequacies found to exist or found to have existed since the date of the previous audit, or a statement that no material inadequacies exist, under 17 CFR 240.17a-12(k).
- ☐ (z) Other: ____________

***To request confidential treatment of certain portions of this filing, see 17 CFR 240.17a-5(e)(3) or 17 CFR 240.18a-7(d)(2), as applicable.*

TABLE OF CONTENTS



AGL CPA Group, LLC
Service + Expertise = Value
2905 Premiere Parkway, Ste. 150
Duluth, GA 30097
http://aglcpa.com

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Members
Trailmark, Inc.

Opinion on the Financial Statements

We have audited the accompanying statement of financial condition of Trailmark, Inc. as of December 31, 2024, the related statements of income and members' capital, and cash flows for the year then ended, and the related notes and schedules (collectively referred to as the "financial statements"). In our opinion, the financial statements present fairly, in all material respects, the financial position of Trailmark, Inc. as of December 31, 2024, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of Trailmark, Inc.'s management. Our responsibility is to express an opinion on Trailmark, Inc.'s financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to Trailmark, Inc. in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

Auditor's Report on Supplemental Information

The computation of net capital under Rule 15c3-1 of the Securities and Exchange Commission, the computation for determination of reserve requirements under Rule 15c3-3 of the Securities and Exchange Commission, and the information relating to the possession or control requirements under Rule 15c3-3 of the Securities and Exchange Commission (collectively, the "Schedules") has been subjected to audit procedures performed in conjunction with the audit of Trailmark, Inc.'s financial statements. The supplemental information is the responsibility of Trailmark, Inc.'s management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with 17 C.F.R. §240.17a-5. In our opinion, the Schedules are fairly stated, in all material respects, in relation to the financial statements as a whole.

AGL CPA Group, LLC

We have served as Trailmark, Inc.'s auditor since 2024.

Duluth, Georgia
March 28, 2025

TRAILMARK, INC.
Statement of Financial Condition
December 31, 2024

ASSETS

CURRENT ASSETS

Cash	$	1,697,256
Accounts receivable		1,875
Prepaid expenses and deposits		55,475
Total current assets		1,754,606

OTHER ASSETS

Property and equipment, net	19,506
Right of use asset	92,915
Total other assets	112,421
Total assets	$ 1,867,027

LIABILITIES AND STOCKHOLDERS' EQUITY

CURRENT LIABILITIES

Accounts payable and accrued expenses	$	31,499
Payroll liabilities		196,329
Current portion of operting lease liabilities		29,247
Accrued retirment contribution		132,082
Total liabilities		389,157

LONG TERM LIABILITIES

Operating lease liabilities, net of current portion	108,791

STOCKHOLDERS' EQUITY:

Common stock, $.01 par value, 10,000 shares authorized,	
2,600 shares issued and outstanding	26
Paid-in capital in excess of par	25,974
Retained earnings	1,343,079
Total Stockholders' Equity	1,369,079
Total Liabilities and Stockholders' Equity	$ 1,867,027

See accompanying notes to the financial statements

NOTE 1 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Nature of operations - Trailmark Inc. (f/k/a Fortress Group, Inc.) (the Company) provides investment banking services concentrating on private placement financing and private market transaction advisory services. In the private placement area, the Company's clients are generally alternative asset fund managers raising new investment funds. In the private market transaction advisory area, the Company's clients are generally alternative assets fund managers.

Basis of accounting - The accompanying financial statements of the Company have been prepared on the accrual basis of accounting and accordingly reflect all significant receivables, payables, and other assets and liabilities in accordance with accounting principles generally accepted in the United States of America.

Cash and cash equivalents - The Company considers all money market accounts and highly liquid cash investments with a maturity date of three months or less to be cash equivalents.

Revenue from Contracts with Customers - Revenues from contracts with customers are composed of investment banking fees. The recognition and measurement of revenue is based on the assessment of individual contract terms. Significant judgment is required to determine whether performance obligations are satisfied at a point in time or over time; how to allocate transaction prices where multiple performance obligations are identified; when to recognize revenue based on the appropriate measure of the Company's progress under the contracts whether revenue should be presented gross or net of certain costs; and whether constraints on variable consideration should be applied due to uncertain future events.

Advisory Fees - Revenue for advisory arrangements is generally recognized at the point in time that performance under the arrangement is completed (the closing date of the transaction) or the contract is cancelled. However, for certain contracts, revenue is recognized over time for advisory arrangements in which the performance obligations are simultaneously provided by the Company and consumed by the customer. In some circumstances, significant judgment is needed to determine the timing and measure of progress appropriate for revenue recognition under a specific contract. Retainers other fees received from customers prior to recognizing revenue are reflected as contract liabilities. At December 31, 2024 all amounts were immaterial.

Income taxes - The Company has elected to be taxed under the provisions of Subchapter S of the Internal Revenue Code. Under those provisions, the Company's net income or loss is reportable by its stockholders in their individual income tax returns.

FASB ASC topic 740, *Income Taxes*, requires the evaluation of tax positions taken or expected to be taken in the course of preparing the Company's tax returns to determine whether the tax positions would "more-likely-than-not" be sustained if challenged by an applicable tax authority. Tax positions not deemed to meet the more-likely-than-not threshold would be recorded as a tax benefit or expense in the current year. The Company evaluates its uncertain tax positions using the provisions of FASB ASC topic 450, *Contingencies*. Management believes that there are no material uncertain tax positions that should be accrued as of December 31, 2024. The Company is no longer subject to examination by taxing authorities for years prior to 2021.

Use of estimates - The preparation of financial statements in conformity with U.S. generally accepted accounting principles requires management to make estimates and assumptions that affect certain reported amounts and disclosures. Accordingly, actual results could differ from those estimates.

NOTE 1 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

Accounts receivable – Accounts receivable primarily consist of amounts due from customers, broker-dealers, and other counterparties arising from the Company's broker-dealer activities. These receivables are recorded at their invoiced amounts and are stated net of an allowance for credit losses, if applicable. The Company does not extend margin loans and does not engage in clearing or issuing activities.

Current Expected Credit Loss (CECL) Methodology

The Company measures expected credit losses on accounts receivable using the Current Expected Credit Loss (CECL) model in accordance with ASC 326, *Financial Instruments – Credit Losses.* The allowance for credit losses is based on a historical loss rate analysis, adjusted for current conditions and reasonable and supportable forecasts.

Management evaluates credit risk using both quantitative and qualitative factors, including:
- Historical loss experience for similar receivables,
- The financial condition of counterparties,
- Aging of outstanding balances, and
- Macroeconomic conditions that may impact collectability.

Receivables are written off when deemed uncollectible, typically after all collection efforts have been exhausted. As of December 31, 2024, the Company recorded an allowance for credit losses of $-0-, and total accounts receivable, net of the allowance, was $1,875.

Management believes the allowance for credit losses is adequate to cover expected losses based on currently available information. However, actual losses may differ from estimated amounts.

There was no activity related to the allowance during the year ended December 31, 2024.

Property and equipment – Furniture, fixtures, and equipment are depreciated on a straight-line basis over five-year estimated useful lives.

NOTE 2 – COMMITMENTS AND CONTINGENCIES

Trailmark is a claimant in an arbitration against a former client. Arbitration proceedings were bifurcated into liability and damages phases. Following discovery and a 2022 hearing on liability, the arbitrator ruled for Trailmark across-the-board on liability and rejected the former client's counterclaim for breach of contract. The damages phase hearing was held in early 2025, and the parties are currently awaiting the arbitrator's decision on the amount of damages owed to Trailmark by the former client.

NOTE 3 – PROPERTY AND EQUIPMENT

Property and equipment recorded at cost as of December 31, 2024 consist of the following classifications:

Improvements	$ 16,862
Furniture	2,251
Computers	4,330
Office equipment	10,689
	34,132
Less accumulated depreciation	14,626
Property and equipment, net	$ 19,506

Depreciation expense for the year ended December 31, 2024 was $1,964

NOTE 4 – LEASES

The Company renewed a lease for a period of sixty-four months effective July 1, 2024, for escalating monthly payments between $2,401 and $2,784. The lease expires in November 2029.

Future payments due under operating leases are as follows as of December 31:

2025	$ 29,247
2026	30,129
2027	31,035
2028	31,964
2029	30,138
	152,513
less present value discount:	(14,945)
Lease liability at December 31, 2024:	137,568

As of December 31, 2024, the weighted-average remaining lease term for all operating leases is 4.9 years.

Because the Company generally does not have access to the rate implicit in the lease, we utilize our incremental borrowing rate as the discount rate. The weighted average discount rate associated with operating leases as of December 31, 2024 is 4.16%.

NOTE 5 – PENSION PLAN

The Company established a retirement plan during the year ended December 31, 2013 to replace the former Simplified Employee Pension plan (SEP) covering eligible employees. Company contributions to the plan are determined annually and are made at the discretion of the Board of Directors. Employees do not make contributions into the plan. For the year ended December 31, 2024, the Company contributed $132,082 to the plan and is included in expenses in the statement of operations.

NOTE 6 – NET CAPITAL REQUIREMENTS

As a registered broker-dealer, the Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule 15c3-1. The rule states, in part, that a broker or dealer that does not receive, directly or indirectly, or hold funds or securities for, or owe funds or securities to, customers and does not carry accounts of, or for, customers is required to maintain a minimum net capital of 6-2/3% of aggregate indebtedness, or $5,000, whichever is greatest. As of December 31, 2024, the Company has net capital of $1,275,766 which exceeds its minimum of $24,006 by $1,251,760.

Pursuant to SEC Rule 17a-5, paragraph (d)(4), the net capital computation contained in this annual audit report for the period ending December 31, 2024 does not differ materially from the net capital computation contained in the firm's unaudited FOCUS Report IIA for the period ending December 31, 2024. Consequently, a reconciliation was not required and is therefore not including herein.

NOTE 7 – CONCENTRATIONS OF CREDIT RISK

The Company maintains cash balances at banks and other financial institutions. Accounts at banks and institutions are insured by the Federal Deposit Insurance Corporation (FDIC) up to certain limits. The Company's cash deposits exceeded the insured amounts by approximately $1,197,256 as of December 31, 2024.

During the year ended December 31, 2024, approximately 72 % of the revenues were derived from three customers.

NOTE 8 – RELATED PARTY TRANSACTIONS

The Company entered into an agreement with Trailmark Group Ltd (f/k/a Fortress Placement Services (UK) Ltd) on January 1, 2014 to share in the use of and the expense of certain individuals and resources, as well as the revenue earned by the respective companies using the shared resources. The agreement was amended on April 1, 2024. During the year ended December 31, 2024, the Company recorded approximately $413,752 in salary reimbursements and $24,000 in database royalty fees from Trailmark Group Ltd.

The Company and Trailmark Group Ltd share common ownership.

NOTE 9 – SUBSEQUENT EVENTS

The Company has evaluated subsequent events through the date and time the financial statements were issued. The company has determined there are no subsequent events that require disclosure.